The business combination described in this document involve securities of a Japanese company. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

May 14, 2025

Company:	Tsubakimoto Chain Co.
Representative:	Takatoshi Kimura, President and Representative Director
(Code No.: 6371, Prime Market of the TSE)
Inquiries:	Takeshi Tamura, Manager, Corporate Planning Department
(Tel.: +81-(6) 6441–0054)

Company:	Daido Kogyo Co., Ltd.
Representative:	Hirofumi Araya, President and Representative Director
(Code No.: 6373, Standard Market of the TSE)
Inquiries:	Kenshin Noguchi, Senior Executive Officer, Chief Director of Business Strategy Unit
(Tel.: +81 (761) 72–1234)

“Notice Regarding Execution of Business Integration Agreement and Share Exchange Agreement (Simplified Share Exchange)
for Business Integration of Tsubakimoto Chain Co. and Daido Kogyo Co., Ltd.”

Tsubakimoto Chain Co. (“Tsubakimoto Chain”) and Daido Kogyo Co., Ltd. (“Daido Kogyo”; together with Tsubakimoto Chain, the “Companies”) hereby announce that they resolved at their respective Board of Directors’ meetings as of today to integrate business between the Companies and to conduct a share exchange (the “Share Exchange”) through which Tsubakimoto Chain will become a wholly-owning parent company resulting from the share exchange and Daido Kogyo will become a wholly-owned subsidiary company resulting from the share exchange, and have executed a business integration agreement (the “Business Integration Agreement”) and a share exchange agreement (the “Share Exchange Agreement”) between the Companies as follows.

Subject to approvals by the relevant authorities under applicable competition laws in Japan and Thailand, the Share Exchange will be conducted, in the case of Tsubakimoto Chain, by way of a simplified share exchange that does not require approval by a resolution of its general shareholders’ meeting, as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of Daido Kogyo, with the Share Exchange being approved by a resolution at its annual general shareholders’ meeting to be held on June 24, 2025. The effective date of the Share Exchange is scheduled to be January 1, 2026.

Prior to the effective date of the Share Exchange, Daido Kogyo plans to delist its shares of common stock (the “Daido Kogyo Shares”) from the Standard Market of the Tokyo Stock Exchange, Inc. (“TSE”) on December 29, 2025 (with a final trading date of December 26, 2025).

1.	Purposes of Business Integration through the Share Exchange

The Tsubaki Group (meaning the corporate group consisting of Tsubakimoto Chain, and 78 subsidiaries and eight affiliates of Tsubakimoto Chain (as of March 31, 2025); the same applies hereafter) is developing its business with a focus on four main businesses, namely Chain Operations, which is its original business, along with Motion Control Operations, Mobility Operations, and Materials Handling Operations, and has been actively pursuing alliances with other companies. Tsubakimoto Chain has acquired and consolidated as its subsidiaries the following companies: in 2006, Yamakyu Chain Co., which manufactures and sells plastic chains; in 2010, KABELSCHLEPP GmbH, which manufactures and sells cable and hose support and guiding devices; in 2012, the Mayfran Holdings Group, which manufactures and sells metal chip conveying and coolant treatment devices; and in 2018, Central Conveyor Company, LLC, which manufactures and sells material handling systems. Tsubakimoto Chain has achieved its business growth both by expanding its own business and by leveraging synergies through integration with such other companies.

Meanwhile, the Daido Kogyo Group (meaning the corporate group consisting of Daido Kogyo, and 20 subsidiaries and six affiliates of Daido Kogyo (as of March 31, 2025); the same applies hereinafter) originated from Araya Shokai founded in 1903, and was established as Kokueki Chain Co., Ltd. in 1933 and later renamed to its current name, Daido Kogyo Co., Ltd, in 1938. Currently, Daido Kogyo is primarily engaged in the motorcycle parts business, as well as the automotive parts business, the industrial machinery business, and the manufacture and sale of products such as assistive devices, as well as the provision of related services. In addition, the Daido Kogyo Group has established itself as the leading manufacturer and seller of chains for motorcycles in Japan by continuing, up to the present, to provide valuable products that meet the ever-changing needs of society.

In recent years, the domestic chain industry has been undergoing restructuring in response to changes in the market environment, such as an increase in foreign capital inflows. In addition, chain manufacturers from China and South Korea are aggressively entering the Japanese market, mainly through promotions at major domestic exhibitions, and there are some cases where customers of the Companies are considering entering into transactions with such chain manufacturers from China and South Korea as suppliers. Furthermore, restructuring and mergers among chain manufacturers in the United States and Europe are progressing actively, and the Companies anticipate that global competition will intensify only further. Moreover, the Companies are expected to respond to market demands for achieving a decarbonized society, such as reducing greenhouse gas emissions; thus, the business environment is also undergoing major changes.

Under these circumstances, Tsubakimoto Chain repeatedly conducted internal examinations with the belief that aiming to combine the comprehensive strengths of the Companies and strengthen their competitiveness in the global market by a business integration with Daido Kogyo will lead to protecting Japanese industry, ultimately contributing to the development of global industry. As a result of Tsubakimoto Chain’s examinations, it was concluded that executing a share exchange, with Tsubakimoto Chain becoming a wholly-owning parent company resulting from the share exchange and Daido Kogyo becoming a wholly-owned subsidiary company resulting from the share exchange, would enable the Companies to integrate their management resources, create an efficient operating structure, improve the profitability of the entire group, and strengthen management. Tsubakimoto Chain has determined that the Companies share many commonalities in their medium-to-long-term management visions, and that the integration of their management resources will enhance the feasibility of achieving their goals in the areas of reducing environmental impact and developing innovative products aimed at achieving carbon neutrality. In addition, after comprehensively considering the structure of the business integration with Daido Kogyo from multiple perspectives, including the impact on the interests of shareholders of Tsubakimoto Chain and shareholders of Daido Kogyo, Tsubakimoto Chain concluded that the best course of action for enhancing the corporate value of the Companies is for Tsubakimoto Chain to make Daido Kogyo a wholly-owned subsidiary company of Tsubakimoto Chain through a share exchange, thereby achieving an optimal organizational structure, expanding business opportunities through information consolidation, streamlining duplicate operations across locations, and implementing optimal financial strategies. Accordingly, on December 13, 2024, Tsubakimoto Chain made a proposal to Daido Kogyo for a business integration plan based on the Share Exchange.

Upon receiving the above proposal from Tsubakimoto Chain, Daido Kogyo began concrete discussions regarding the Share Exchange. In commencing these concrete discussions of the Share Exchange, on December 20, 2024, Daido Kogyo established a special committee (the “Special Committee”) composed of independent members who have no interests in Tsubakimoto Chain, and put in place a system for having concrete discussions including the appointment of external experts, for the purpose of eliminating any arbitrariness or possible conflicts of interest in the decision-making process of Daido Kogyo’s Board of Directors regarding the Share Exchange and thereby ensuring its fairness by considering the Share Exchange from a viewpoint independent from those of Tsubakimoto Chain and Daido Kogyo, and also for the purpose of obtaining opinions on whether the decision of Daido Kogyo’s Board of Directors to proceed with the Share Exchange would be disadvantageous to minority shareholders. Under this system, careful consideration of the proposal from Tsubakimoto Chain led Daido Kogyo to recognize that the Share Exchange would contribute to the enhancement of its corporate value, based on the belief that the Share Exchange would lead to the creation of new business opportunities by enabling the Companies’ groups to leverage each other’s management resources, including human resources, assets, technologies, and know-how, and to achieve optimal financial strategies for the Companies’ groups as a whole, thereby making it possible for the Companies to flexibly implement their management strategies from a medium- to long-term perspective.

It is expected that the following synergies and advantages will be produced from business integration via the Share Exchange for the Companies:

(1)	Expansion of overseas business

While Tsubakimoto Chain manufactures general industrial chains in North America, Europe, China, and Taiwan, it is proceeding with full-scale entry into the Global South market, represented by India, South America, and Africa, where future market expansion is expected. As Daido Kogyo already has manufacturing bases in the Global South market, Tsubakimoto Chain believes that it will be able to further expand its business with Daido Kogyo in this market. In addition, by utilizing Tsubakimoto Chain’s strong business base in North America and Europe, Daido Kogyo will also be able to leverage the Companies’ strengths to expand its overseas operations, including the expansion of sales channels for its products. Furthermore, the Companies believe that joint expansion by the Companies in regions such as Africa and the Middle East, where market development and expansion are expected in the future, will enable further global expansion.

(2)	Cross-selling in existing businesses

It is believed that cross-selling that leverages the strengths of the Companies will be possible, which would entail: the utilization of the Tsubaki Group’s distribution channels to expand sales of developed products, including Daido Kogyo’s motorcycle products and general-purpose seal chains; the sale of Tsubakimoto Chain’s general industrial products, such as top chains and motion control products, through Daido Kogyo’s sales channels; and collaborations involving Tsubakimoto Chain’s conveyor system technology for the food and beverage industry and Daido Kogyo’s vacuum conveyor technology.

(3)	New businesses and joint development

Tsubakimoto Chain certifies products that contribute to the solution of social issues as “sustainable products,” and is actively enhancing the development and sale of such products. Specifically, such products include “eco-products” that contribute to the environment, such as wood chips and fuel conveyors for biomass power generation, V2X-compatible charging and discharging devices, and electric-assist three-wheeled bicycles, as well as “social products” that contribute to society, such as automatic sorting devices, unmanned transport vehicles, and arc chain actuators. Daido Kogyo also focuses on the development of “sustainability contribution products” such as electric motorcycles and micro hydroelectric power generators.

Daido Kogyo also aims to further expand its existing assistive device-related business. Daido Kogyo will be able to achieve the joint development of these sustainable products in cooperation with Tsubakimoto Chain through the Share Exchange.

In terms of technology, the Companies anticipate that combining their chain-related products, production, and manufacturing technologies will make it possible to create new products and further enhance their position in the global chain market. The Companies also believe that they will be able to work together to address issues such as reducing carbon dioxide emissions and utilizing waste heat in the manufacturing stage.

In addition to the business synergies that the Share Exchange will produce, it is anticipated that following the Share Exchange, the minority shareholders of Daido Kogyo will be able to benefit economically from the increased corporate value resulting from the synergies between the Daido Kogyo Group and the Tsubaki Group, as shareholders of Tsubakimoto Chain which includes Daido Kogyo group companies. Moreover, given the increasing burdens of supporting and bearing the costs of the development of the necessary organizational structure for a listed company, it is expected that this will also lead to a reduction in the workload and costs associated with maintaining Daido Kogyo’s listing.

Although Daido Kogyo will be delisted as a result of the Share Exchange and lose the benefits generally obtained from being listed, such as the diversification of financing options through equity financing, the improvement of creditworthiness and the positive effects on recruiting activities, and the improvement of financial reliability through accounting audits, as a member of Tsubaki Group, Daido Kogyo will be able to raise funds by utilizing the Tsubaki Group’s group financing, and therefore, there will be virtually no disadvantages to fundraising resulting from the loss of equity financing options. In addition, since Tsubakimoto Chain, which is listed on the TSE Prime Market, will become the wholly-owning parent company of Daido Kogyo, the risk of a decline in social credibility due to the delisting of Daido Kogyo is considered to be low, and the negative impact on recruitment and other areas is also expected to be minimal. Moreover, even after becoming a wholly-owned subsidiary company of Tsubakimoto Chain, Daido Kogyo will remain subject to consolidated financial audits for Tsubaki Group, thereby making it possible to maintain financial reliability. Therefore, the disadvantages associated with delisting are highly limited, and the benefits associated with the Share Exchange are believed to far outweigh the disadvantages. Furthermore, Tsubakimoto Chain intends to retain, in principle, the employment of employees of Daido Kogyo and its subsidiaries, and make efforts to ensure that the terms of employment of such employees are not substantially less advantageous than the existing employment terms as a member of the Tsubaki Group, after the Share Exchange, and believes that the motivation of the employees of Daido Kogyo and its subsidiaries will be further increased because they will be able to engage in business as members of the Tsubaki Group, which is listed on the TSE Prime Market, and will also be able to engage in a wider range of business activities than before.

After careful discussion between the Companies based on the above points, the Companies agreed that Daido Kogyo’s becoming a wholly-owned subsidiary company of Tsubakimoto Chain through the Share Exchange would contribute to the enhancement of the corporate value of the Companies, and after consideration and discussion of various terms and conditions, including the Share Exchange Ratio (as defined in “(Note 1) Share allotment ratio” in Section 2. “(3) Allotments in connection with the Share Exchange” below), the Companies reached an agreement. Then today, the Boards of Directors of the Companies resolved to implement the Share Exchange for the purpose of making Daido Kogyo a wholly-owned subsidiary company of Tsubakimoto Chain, and executed the Business Integration Agreement and the Share Exchange Agreement.

2.	Overview of the Share Exchange
(1)	Schedule of the Share Exchange
Record date for annual general meeting of shareholders (Daido Kogyo)	Monday, March 31, 2025
Resolution date of the meeting of the Board of Directors for executing the Business Integration Agreement and the Share Exchange Agreement (the Companies)	Wednesday, May 14, 2025
Execution date of the Business Integration Agreement and the Share Exchange Agreement (the Companies)	Wednesday, May 14, 2025
Resolution date of annual general meeting of shareholders for approval of the Share Exchange Agreement (Daido Kogyo)	Tuesday, June 24, 2025 (scheduled)
Final trading date (Daido Kogyo)	Friday, December 26, 2025 (scheduled)
Date of delisting (Daido Kogyo)	Monday, December 29, 2025 (scheduled)
Scheduled implementation date of the Share Exchange (effective date)	Thursday, January 1, 2026 (scheduled)
(Note 1)	Tsubakimoto Chain plans to implement the Share Exchange by way of a simplified share exchange that does not require approval by resolution of its general shareholders’ meeting, as prescribed in Article 796, Paragraph 2 of the Companies Act.
(Note 2)	The above schedule can be changed upon agreement by the Companies if necessary for the performance of procedures for the Share Exchange or for other reasons (including the status of obtaining approvals required for the implementation of the Share Exchange from relevant authorities in Japan and Thailand pursuant to applicable competition laws). Notifications will be made promptly should there arise any changes to the above schedule.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange through which Tsubakimoto Chain will become a wholly-owning parent company resulting from the share exchange and Daido Kogyo will become a wholly-owned subsidiary company resulting from the share exchange. The Share Exchange will be conducted, in the case of Tsubakimoto Chain, by way of a simplified share exchange that does not require approval by a resolution of its general shareholders’ meeting, as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of Daido Kogyo, with the Share Exchange Agreement being approved by a resolution at its annual general shareholders’ meeting to be held on June 24, 2025. The effective date of the Share Exchange is scheduled to be January 1, 2026.

(3)	Allotments in Connection with the Share Exchange
	Tsubakimoto Chain (a wholly-owning parent company resulting from the share exchange)	Daido Kogyo (a wholly-owned subsidiary company resulting from the share exchange)
Allotment Ratio in Connection with the Share Exchange	1	0.65
Number of Shares to be Delivered in the Share Exchange	6,558,107 shares of common stock of Tsubakimoto Chain (scheduled)
(Note 1)	Share allotment ratio

Tsubakimoto Chain will allot and deliver 0.65 shares of common stock of Tsubakimoto Chain (the “Tsubakimoto Chain Shares”) per Daido Kogyo Share. However, no Daido Kogyo Shares held by Tsubakimoto Chain at the Record Time (as defined below) will be allocated. The allotment ratio for the Share Exchange written above (the “Share Exchange Ratio”) may be changed upon discussions and agreement between the Company if there are significant changes to the terms and conditions on which the calculation is based.

(Note 2)	Number of the Tsubakimoto Chain Shares to be delivered in the Share Exchange

Upon the Share Exchange, Tsubakimoto Chain will deliver, to the shareholders of Daido Kogyo (meaning shareholders after the cancellation of treasury shares as described below, and excluding Tsubakimoto Chain) at the time immediately prior to its acquisition via the Share Exchange of all the issued shares of Daido Kogyo (excluding the shares of Daido Kogyo held by Tsubakimoto Chain) (the “Record Time”), the number of the Tsubakimoto Chain Shares calculated by multiplying the total number of the Daido Kogyo Shares held by the shareholders by 0.65, in exchange for the Daido Kogyo Shares held by them.

All of the shares to be delivered by Tsubakimoto Chain will be allocated from the treasury shares held by Tsubakimoto Chain as of today and a portion of the own shares that Tsubakimoto Chain will acquire on or after today. For more information on the new acquisition of own shares by Tsubakimoto Chain on or after today, please refer to the “Notice Regarding Decision on Matters Relating to the Acquisition of Treasury Shares (Acquisition of Treasury Shares under the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)” disclosed on May 14, 2025.

Daido Kogyo plans to cancel, immediately prior to the Record Time, all of the treasury shares in its possession as of the point in time immediately prior to the Record Time (including own shares acquired by Daido Kogyo in response to a share purchase demand by a dissenting shareholder as prescribed in Article 785, Paragraph 1 of the Companies Act that may be made in relation to the Share Exchange), by a resolution at the meeting of its Board of Directors held before the day immediately prior to the effective date of the Share Exchange.

(Note 3)	Handling of shares less than one unit

Shareholders of Daido Kogyo who hold shares less than one unit (shares less than 100 shares) of Tsubakimoto Chain as a result of the Share Exchange may participate in either of the following programs with respect to the Tsubakimoto Chain Shares as prescribed in the Articles of Incorporation and the Regulations for Handling of Shares of Tsubakimoto Chain, on or after the effective date of the Share Exchange. Shares less than one unit may not be sold in a financial instruments exchange market.

(i)	Top-up purchase program for shares less than one unit (top-up purchase of less than one unit (100 shares))

Under this program, any holder of shares less than one unit of Tsubakimoto Chain can, in accordance with the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation, and the Regulations for Handling of Shares of Tsubakimoto Chain, demand that Tsubakimoto Chain sell the number of shares of Tsubakimoto Chain that will constitute one unit when combined with the shares less than one unit held by that shareholder, and then purchase those shares from Tsubakimoto Chain.

(ii)	Buyback program for shares less than one unit (sale of shares less than one unit (100 shares))

Under this program, any holder of shares less than one unit of Tsubakimoto Chain can demand that Tsubakimoto Chain purchase the shares less than one unit held by that shareholder, in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.

(Note 4)	Treatment of fractions of less than a single share

If Tsubakimoto Chain delivers fractional shares less than a single Tsubakimoto Chain Share to shareholders of Daido Kogyo as a result of the Share Exchange, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, Tsubakimoto Chain will sell the number of Tsubakimoto Chain Shares equivalent to the total sum of the fractional shares (if the total sum includes a fraction less than one, it is to be rounded off) and deliver the sales proceeds to the relevant shareholders in proportion to the fractional shares attributed to them.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Share Exchange

Not applicable, since Daido Kogyo has not issued any share options or bonds with share options.

3.	Basis for Allotments in Connection with the Share Exchange
(1)	Basis and reason for allotments

In order to ensure fairness and appropriateness in determining the Share Exchange Ratio, Tsubakimoto Chain and Daido Kogyo individually selected their respective independent third-party valuation agents and various professional advisors. Tsubakimoto Chain appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisor and third-party valuation agent and Nishimura & Asahi (“N&A”) as its legal advisor, and Daido Kogyo appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as its financial advisor and third-party valuation agent and Anderson Mori & Tomotsune (“AMT”) as its legal advisor, after which they began seriously considering the Share Exchange.

As stated in “(4) Measures to Ensure Fairness (including measures to avoid conflicts of interest)” below, Tsubakimoto Chain carefully discussed and examined the Share Exchange using the Share Exchange Ratio based on the share exchange ratio valuation report received on May 13, 2025 from its financial advisor and third party valuation agent, Nomura Securities, advice from its legal advisor, N&A, the results of the due diligence conducted by Tsubakimoto Chain on Daido Kogyo from the middle of February 2025 to late April 2025, and other factors. As a result of such careful discussion and examination, Tsubakimoto Chain has concluded that the Share Exchange Ratio is appropriate and that it serves the interests of its shareholders, and therefore has determined that it is appropriate to proceed with the Share Exchange using the Share Exchange Ratio.

At the same time, as stated in “(4) Measures to Ensure Fairness (including measures to avoid conflicts of interest)” below, Daido Kogyo carefully discussed and examined the Share Exchange using the Share Exchange Ratio based on the share exchange ratio valuation report received on May 13, 2025 from its financial advisor and third party valuation agent, SMBC Nikko Securities, advice from its legal advisor, AMT, the results of the due diligence conducted by Daido Kogyo on Tsubakimoto Chain from the middle of February 2025 to late April 2025, the instructions, advice and the report received on May 13, 2025 from the Special Committee composed solely of independent members having no conflicts of interest with Tsubakimoto Chain (for details, please refer to “(4) Measures to Ensure Fairness (including measures to avoid conflicts of interest)” below), and other factors. As a result of such careful discussion and examination, Daido Kogyo has concluded that the Share Exchange Ratio is appropriate and that it serves the interests of its shareholders, and therefore has determined that it is appropriate to proceed with the Share Exchange using the Share Exchange Ratio.

As stated above, Tsubakimoto Chain and Daido Kogyo carefully examined the Share Exchange Ratio based on the results of due diligence conducted by Tsubakimoto Chain and Daido Kogyo on each other while referring to the calculation results of the share exchange ratio obtained from their financial advisors and third-party valuation agents, and were engaged in extensive negotiations and discussions upon comprehensive consideration of factors such as the financial condition, status of assets, and future outlooks of the Companies. As a result of these repeated negotiations and discussions, Tsubakimoto Chain and Daido Kogyo have concluded that the Share Exchange Ratio is appropriate and serves the interests of their respective shareholders. Based on this conclusion, the Companies have determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate.

The Share Exchange Ratio may be changed upon consultation and agreement between the Companies if there are significant changes to the terms and conditions on which the calculation is based, in accordance with the Share Exchange Agreement.

(2)	Matters relating to the calculation
(i)	Names of the valuation agents and relationships with Tsubakimoto Chain and Daido Kogyo

Nomura Securities, which is the third-party valuation agent of Tsubakimoto Chain, and SMBC Nikko Securities, which is the third-party valuation agent of Daido Kogyo, are both independent calculation agents, and neither of them is a related party of Tsubakimoto Chain or Daido Kogyo nor has a material interest that must be stated in relation to the Share Exchange.

In addition, SMBC Nikko Securities is a member of the Sumitomo Mitsui Financial Group, Inc. along with Sumitomo Mitsui Banking Corporation (“Sumitomo Mitsui Bank”). Sumitomo Mitsui Bank engages in lending and other transactions as part of normal banking transactions with the Companies. However, Sumitomo Mitsui Bank does not have any material conflicts of interest with either of the Companies as regards the Share Exchange. According to SMBC Nikko Securities, it has taken appropriate measures to prevent adverse effects, such as information barriers between the departments responsible for financial advisory services and the valuation of the shares of the Companies and other departments within SMBC Nikko Securities. In addition, it has established an appropriate conflict of interest management system, including information barriers between SMBC Nikko Securities and Sumitomo Mitsui Bank. Therefore, since there are no conceivable issues from the perspective of fairness regarding Daido Kogyo’s request to SMBC Nikko Securities for the valuation of the shares of the Companies, Daido Kogyo has selected SMBC Nikko Securities as its third-party valuation agent that is independent from the Companies.

(ii)	Outline of calculation

(i)         Calculation by Nomura Securities

Nomura Securities used (a) the market price analysis because Tsubakimoto Chain is listed on the TSE Prime Market and its shares are quoted, (b) the comparable company analysis because there are comparable listed companies and it is possible to infer share value by comparing similar companies, and (c) the discounted cash flow (“DCF”) analysis in order to reflect the status of future business activities in the valuation.

Under the market price analysis, Nomura Securities adopted, with May 13, 2025 as the calculation base date, the simple average of the closing prices on the calculation base date and the closing prices for the most recent five business days, one month, three months, and six months prior to the calculation base date, as quoted on the TSE.

Under the DCF analysis, Nomura Securities calculated the future cash flows based on the financial forecasts prepared by Tsubakimoto Chain for the fiscal years ending March 31, 2025 through March 31, 2030, by discounting such cash flows to their present value at a certain discount rate. In the financial forecasts of Tsubakimoto Chain serving as the basis for calculations using the DCF analysis by Nomura Securities, there are no fiscal years in which significant increases or decreases in profits are anticipated. In addition, these financial forecasts are not based on the assumption that the Share Exchange will be conducted.

Nomura Securities used (a) the market price analysis because Daido Kogyo is listed on the TSE Standard Market and its shares are quoted, (b) the comparable company analysis because there are comparable listed companies and it is possible to infer the share value by comparing similar companies, and (c) the DCF analysis in order to reflect the status of future business activities in the valuation.

Under the market price analysis, Nomura Securities adopted, with May 13, 2025 as the calculation base date, the simple average of the closing prices on the calculation base date and the closing prices for the most recent five business days, one month, three months, and six months prior to the calculation base date, as quoted on the TSE.

Under the DCF analysis, Nomura Securities calculated the future cash flows based on the financial forecasts that were provided to Nomura Securities after being received from Daido Kogyo and being confirmed by Tsubakimoto Chain for the fiscal years ending March 31, 2025 through March 31, 2029, by discounting such cash flows to their present value at a certain discount rate. In the financial forecasts of Daido Kogyo serving as the basis for calculations using the DCF analysis by Nomura Securities, there are fiscal years in which significant increases or decreases in profits are anticipated. Specifically, regarding operating profits for the fiscal years ending March 31, 2025 through March 31, 2029, a significant increase in profits compared to the previous fiscal year is expected due to improvement of contribution margin ratios as a result of stronger sales of high-value-added products in the motorcycle and industrial machinery businesses. These financial forecasts are not made based on the assumption that the Share Exchange will be conducted.

The valuation ranges of Daido Kogyo using each of the above valuation methods where the share value per share of Tsubakimoto Chain is one are as follows:

Method Used	Calculation Range for the Share Exchange Ratio
Market price analysis	0.42 – 0.47
Comparable company analysis	0.09 – 1.15
DCF analysis	0.24 – 0.88

Nomura Securities calculated the share exchange ratio assuming that all publicly available information and all information provided to it were accurate and complete, and did not independently verify the accuracy or completeness of such information. In addition, Nomura Securities has not independently valued, appraised, or assessed, nor has it requested a third-party institution to appraise or assess, any relevant assets or liabilities (including derivative financial instruments, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including as pertains to analyses or assessments of any individual assets or liabilities. Moreover, Nomura Securities assumed that the financial forecasts and other forward-looking information for Tsubakimoto Chain have been reasonably examined and prepared based on the best forecasts and judgments obtained from Tsubakimoto Chain’s management at the time. The calculation of the share exchange ratio by Nomura Securities reflects information obtained by Nomura Securities and economic conditions as of May 13, 2025. Calculation by Nomura Securities is intended solely as a reference for the Board of Directors of Tsubakimoto Chain in considering the Share Exchange Ratio.

(ii)        Calculation by SMBC Nikko Securities

In making its calculation, SMBC Nikko Securities used (a) the market price analysis because Tsubakimoto Chain and Daido Kogyo are listed on the TSE Prime Market and on the TSE Standard Market, respectively, and their shares are quoted (taking May 13, 2025 as the calculation base date, SMBC Nikko Securities based its analysis on the simple average of closing prices on the TSE Prime Market and the TSE Standard Market for the most recent one-month period from April 14, 2025 to the calculation base date, for the most recent three-month period from February 14, 2025 to the calculation base date, and for the most recent six-month period from November 14, 2024 to the calculation base date), (b) the comparable listed company analysis because there are listed companies comparable to both Tsubakimoto Chain and Daido Kogyo and it is possible to infer the share values of Tsubakimoto Chain and Daido Kogyo using the comparable listed company analysis, and (c) the DCF analysis in order to reflect the status of future business activities of the Companies in the valuation.

The valuation ranges for Daido Kogyo Shares per Tsubakimoto Chain Share calculated using each of the above valuation methods are as follows:

Method Used	Calculation Range for the Share Exchange Ratio
Market price analysis	0.42 – 0.47
Comparable listed company analysis	0.14 – 0.72
DCF analysis	0.57 – 1.37

SMBC Nikko Securities calculated the share exchange ratio assuming that all publicly available information and all information provided to it were accurate and complete, and did not independently verify the accuracy or completeness of such information. In addition, SMBC Nikko Securities has relied on information, judgments or forecasts provided or disclosed by the Companies and has not independently valued, appraised, or assessed, nor has it requested a third-party institution to appraise or assess, any relevant assets or liabilities (including derivative transactions, off-balance sheet assets and liabilities, and other contingent liabilities) of the Companies and their affiliates, including as pertains to analyses or assessments of any individual assets or liabilities. Moreover, SMBC Nikko Securities assumed that the financial forecasts (including profit plans and other information) for the Companies have been reasonably examined and prepared based on the best forecasts and judgments obtained from the managements of both of the Companies at the time. Furthermore, the financial forecasts for Tsubakimoto Chain used by SMBC Nikko Securities as the basis for its DCF analysis do not include fiscal years in which significant increases or decreases in profits are expected. The financial forecasts for Daido Kogyo include fiscal years in which significant increases or decreases in profits are expected. Specifically, regarding operating profits for the fiscal years ending March 31, 2025 through March 31, 2028, a significant increase in profits compared to the previous fiscal year is expected due to improvement of contribution margin ratios as a result of stronger sales of high-value-added products in the motorcycle and industrial machinery businesses. These financial forecasts are not based on the assumption that the Share Exchange will be conducted.

(3)	Prospects of the delisting and reasons for the delisting

As a result of the Share Exchange, Daido Kogyo will become a wholly-owned subsidiary company of Tsubakimoto Chain on the effective date of the Share Exchange (January 1, 2026 (scheduled)) and the Daido Kogyo Shares will be delisted on December 29, 2025 (with December 26, 2025 as the final trading date). Following the delisting, it will no longer be possible to trade Daido Kogyo Shares on the TSE Standard Market.

Even after the Daido Kogyo Shares have been delisted, the Tsubakimoto Chain Shares that will be allotted to shareholders of Daido Kogyo as a result of the Share Exchange will remain listed on the TSE Prime Market, and it will be possible to trade the Tsubakimoto Chain Shares on a financial instruments exchange on and after the effective date of the Share Exchange. Accordingly, Tsubakimoto Chian believes that it can continue to provide liquidity of shares to shareholders of Daido Kogyo who hold 154 or more Daido Kogyo Shares as of the Record Time and who will receive an allocation of one unit (100 shares) or more of the Tsubakimoto Chain Shares as a result of the Share Exchange.

At the same time, the shareholders of Daido Kogyo who hold less than 154 Daido Kogyo Shares as of the Record Time will be allotted less than one unit (100 shares) of the Tsubakimoto Chain Shares. Such shares less than one unit cannot be sold on a financial instruments exchange, but those shareholders may demand that Tsubakimoto Chain purchase the shares less than one unit that they hold. Alternatively, a shareholder holding shares less than one unit may demand that Tsubakimoto Chain sell the number of shares of Tsubakimoto Chain that will constitute one unit when combined with the shares less than one unit held by that shareholder, and then purchase those shares from Tsubakimoto Chain. For details, please refer to “(Note 3) Handling of shares less than one unit” in Section 2 “(3) Allotments in Connection with the Share Exchange”. For details on the handling of fractions of less than a single share resulting from the Share Exchange, please refer to “(Note 4) Handling of fractions of less than a single share” in Section 2 “(3) Allotments in Connection with the Share Exchange” above.

Please note that shareholders of Daido Kogyo Shares may trade their Daido Kogyo Shares on the TSE Standard Market as usual until the final trading date, December 26, 2025 (scheduled), and may exercise any legal rights under the Companies Act and other applicable laws and regulations up to the Record Time.

(4)	Measures to ensure fairness (including measures to avoid conflicts of interest)

Upon the Share Exchange, Daido Kogyo, a listed company, will become a wholly-owned subsidiary company resulting from the share exchange, and therefore Tsubakimoto Chain and Daido Kogyo have taken the following measures to ensure the fairness of the Share Exchange:

(i)	Obtaining a valuation report from an independent third-party valuation agent

To ensure fairness in calculating the share exchange ratio for the Share Exchange, Tsubakimoto Chain appointed Nomura Securities as its third-party valuation agent independent from either Tsubakimoto Chain or Daido Kogyo and obtained a share exchange ratio valuation report from Nomura Securities on May 13, 2025, whereas Daido Kogyo appointed SMBC Nikko Securities as its third-party valuation agent independent from both Tsubakimoto Chain and Daido Kogyo and obtained a share exchange ratio valuation report from SMBC Nikko Securities on May 13, 2025. For the outlines of those valuation reports, please refer to “(2) Outline of Calculation” above. Neither of the Companies has obtained from either of those third-party valuation agents a written opinion stating that the Share Exchange Ratio is appropriate for shareholders of Tsubakimoto Chain or Daido Kogyo from a financial perspective (a so-called fairness opinion).

(ii)	Advice from independent law firms

Tsubakimoto Chain appointed N&A as its legal advisor for the Share Exchange in October 2024, and obtained from N&A legal advice concerning various procedures for the Share Exchange and the method and processes of decision-making by its Board of Directors. N&A has no material interests in Tsubakimoto Chain or in Daido Kogyo.

Daido Kogyo appointed AMT as its legal advisor for the Share Exchange in December 2024, and obtained from AMT legal advice concerning various procedures for the Share Exchange and the method and processes of decision-making by its Board of Directors. AMT has no material interests in Tsubakimoto Chain or in Daido Kogyo.

(iii)	Establishment of the special committee, which has no interest in Daido Kogyo and obtaining a written opinion from the special committee

Upon receiving a proposal from Tsubakimoto Chain regarding the Share Exchange on December 13, 2024, Daido Kogyo began concrete discussions regarding the Share Exchange, and prior to having its Board of Directors deliberate and decide on whether to approve the Share Exchange, on December 20, 2024, it established the Special Committee consisting of four members—Mr. Seiji Sakashita, Mr. Shoji Takechi, Ms. Miho Yamamoto, and Mr. Jun Akimoto, who are outside directors of Daido Kogyo, have no interest in Tsubakimoto Chain, and have been registered as independent directors with TSE—for the purpose of ensuring that the decision-making process of Daido Kogyo’s Board of Directors regarding the Share Exchange is conducted with due care, eliminating any arbitrariness or possible conflicts of interest in the decision-making process of Daido Kogyo’s Board of Directors regarding the Share Exchange to ensure its fairness, and obtaining opinions on whether the decision of Daido Kogyo’s board of directors to proceed with the Share Exchange would be disadvantageous to minority shareholders, and then Daido Kogyo sought an opinion from the Special Committee on (i) whether the purpose of the procedures to delist the Daido Kogyo Shares through the Share Exchange or other methods by Tsubakimoto Chain (the “Transaction”) is reasonable (including whether the Transaction contributes to the enhancement of Daido Kogyo’s corporate value), (ii) whether the fairness and appropriateness of the terms and conditions of the Transaction (including the share exchange ratio for the Share Exchange) are ensured, (iii) whether the fairness of the procedures for the Transaction is ensured, and (iv) whether, taking into account (i) to (iii) above, the Transaction is not deemed to be disadvantageous to the minority shareholders of Daido Kogyo (the “Consultation Matters”). Further, Daido Kogyo’s Board of Directors has resolved that, in its inquiries regarding the Consultation Matters, it shall make its decision regarding the Transaction after appropriately understanding and identifying the findings of the Special Committee and with utmost respect for such findings, and that if the Special Committee determines that the implementation or the terms and conditions of the Transaction are inappropriate, Daido Kogyo’s Board of Directors shall not approve the Transaction under such terms and conditions. Daido Kogyo’s Board of Directors has also granted the Special Committee the authority to: (a) appoint or approve (including retroactive approval) professionals for Daido Kogyo such as financial advisors and legal advisors, etc. (collectively, “Advisors, etc.”), (b) appoint Advisors, etc. to the Special Committee when deemed necessary by the Special Committee (with the reasonable costs associated with the professional advice of the Advisors, etc. to the Special Committee to be borne by Daido Kogyo), (c) receive information necessary for the examination and decision-making regarding the Transaction from the officer and employees of Daido Kogyo or other persons deemed necessary by the Special Committee, and (d) substantively participate in the negotiation process regarding the terms and conditions of the Transaction by confirming the policy on those negotiations in advance, receiving timely reports on the status of the negotiations, and providing opinions, instructions, or requests at critical junctures.

The Special Committee carefully examined the Consultation Matters at a total of 15 committee meetings held between December 20, 2024 and May 13, 2025, as well as outside of committee meetings by expressing opinions and collecting information via e-mail or other means and holding discussions from time to time as necessary. Specifically, the Special Committee first confirmed that there were no issues regarding the independence and expertise of SMBC Nikko Securities, the financial advisor and third-party valuation agent appointed by Daido Kogyo, or those of AMT, the legal advisor appointed by Daido Kogyo, and then it approved their appointments. In addition, the Special Committee has confirmed that it will seek professional advice from Daido Kogyo’s Advisors, etc. as necessary and will not appoint its own advisors.

Following the above procedures, the Special Committee sent a questionnaire to the Companies regarding the purpose of the Share Exchange, and received explanations from the Companies regarding the purpose of the Share Exchange, the background and circumstances leading to the Share Exchange, the reasons for selecting a share exchange, and their views on management policies and the treatment of employees after the Share Exchange, etc., after which it conducted a question-and-answer session. In addition, the Special Committee received advice from AMT, the legal advisor to Daido Kogyo, regarding the method of decision-making of Daido Kogyo’s Board of Directors with respect to the Share Exchange, measures to ensure the fairness of procedures related to the Share Exchange, including the operation of the Special Committee, and measures to avoid conflicts of interest. Moreover, the Special Committee received an explanation from SMBC Nikko Securities, the financial advisor and third-party valuation agent of Daido Kogyo, regarding the method for and results of the calculation of consideration for the Share Exchange (including the Share Exchange Ratio), conducted a question-and-answer session, and verified the reasonableness thereof. Furthermore, with the advice of SMBC Nikko Securities and AMT, the Special Committee established a negotiation policy for the consideration for the Share Exchange (including the Share Exchange Ratio) and substantively participated in the negotiations with Tsubakimoto Chain by receiving reports on the negotiation content from time to time and providing instructions as necessary.

On May 13, 2025, the Special Committee submitted to Daido Kogyo’s Board of Directors a written opinion to the effect that, after careful discussion and examination of the Consultation Matters under the aforementioned circumstances, (i) the purpose of the Transaction is found to be reasonable (including whether the Transaction contributes to the enhancement of Daido Kogyo’s corporate value), (ii) the terms and conditions of the Transaction (including the share exchange ratio for the Share Exchange) are found to be fair and appropriate, (iii) the procedures for the Transaction are found to be fair, and (iv) taking into account (i) to (iii) above, the Transaction is not deemed to be disadvantageous to the minority shareholders of Daido Kogyo. The summary of the Special Committee’s opinion is as follows:

(i)	Reasonableness of the purpose of the Transaction (including whether the Transaction contributes to the enhancement of the corporate value of Daido Kogyo)

The business synergies through the Transaction expected by Daido Kogyo and Tsubakimoto Chain through the Transaction include expansion of overseas businesses, cross-selling in existing businesses, and new businesses and joint developments, and in particular, with respect to the expansion of Daido Kogyo’s overseas business, utilizing Tsubakimoto Chain’s base and utilizing the Tsubaki Group’s distribution channels to expand sales of developed products, including Daido Kogyo’s motorcycle products and general-purpose seal chains, and the possibility is high that they will lead to an increase in Daido Kogyo’s profitability, and Daido Kogyo and Tsubakimoto Chain are aware of such fact. Further, Daido Kogyo also recognizes that through the Transaction, the degree of certainty of the realization of the DID MUGENDAI SMILE VISION 2035 and the 13th Medium-Term Business Plan announced on May 14, 2024 will be raised, and that the workload and costs associated with maintaining Daido Kogyo’s listing can be reduced.

Daido Kogyo believes that realization of the above synergies will lead to resolution of the business issues and management issues that it recognizes, and therefore, will contribute to the enhancement of Daido Kogyo’s medium- and long-term corporate value.

Furthermore, at present, no alternative capital policy that could realistically enhance Daido Kogyo’s corporate value to a comparable extent as this transaction has been identified. Given that Tsubakimoto Chain is considered a suitable partner for realizing the above-mentioned business synergies, this transaction is deemed to be superior—when compared with other potential capital policy options—from the perspective of enhancing Daido Kogyo’s corporate value.

On the other hand, in conjunction with the delisting of Daido Kogyo through the Transaction, the reduction of the degree of Daido Kogyo’s freedom in its management, impact on Daido Kogyo’s business partners, impact on financing options going forward, weakening of its compliance system, impact on recruitment going forward, and impact on the morale of existing employees and the like can be envisioned, but in light of the fact that Daido Kogyo will become one of the Tsubakimoto Chain group companies listed on the TSE Prime Market through the Transaction, it is believed that all such impacts will be limited.

Taking the foregoing into consideration comprehensively, it has been determined that the Transaction will contribute to the corporate value of Daido Kogyo, and the purpose of the Transaction is reasonable.

(ii)	Fairness and appropriateness of the terms and conditions of the Transaction (including the share exchange ratio for the Share Exchange)

As set forth in (iii) below, negotiations relating to the Share Exchange Ratio are being conducted after taking measures to ensure fairness and while receiving the opinions and instructions of the Special Committee regarding such important aspects of proposals and decisions on the Share Exchange Ratio. For that reason, it has been determined that in the negotiation process regarding the terms and conditions of the Share Exchange, a state where reasonable efforts are aimed at conducting the Share Exchange so that it will enhance corporate value under terms and conditions that are most advantageous to general shareholders pursuant to fair procedures, has been ensured.

Further, it has been determined that, among the calculation results of the share exchange ratio by SMBC Nikko Securities, the Share Exchange Ratio exceeds the upper limit of the calculation range of the market price analysis, is within the calculation range of the comparable company analysis and exceeds its median value, and is within the calculation range of the DCF analysis, and in light of the calculation results of the share exchange ratio by SMBC Nikko Securities, is at a reasonable level. Moreover, the Share Exchange Ratio not only significantly exceeds that of comparable cases involving full acquisitions through share exchanges, but can also be considered reasonable when viewed in light of premium levels observed in similar cases of full acquisitions conducted via tender offers. Moreover, if the premium of the Share Exchange Ratio is calculated based on Daido Kogyo’s closing price as of the base date, it will be found to be at a level that exceeds the highest closing price of Daido’s Kogyo shares over the past three years and nine months.

In addition to the foregoing, using a share exchange as the method for the scheme of the Transaction has been determined to be reasonable in light of the fact that in comparison to other conceivable methods, a share exchange is a method that offers opportunities to general shareholders of Daido Kogyo to enjoy economic benefits from enhancement of corporate value resulting from synergies through the Transaction.

Taking the foregoing into consideration comprehensively, it has been determined that the fairness and appropriateness of the terms and conditions of the Transaction (including the share exchange ratio of the Share Exchange) have been ensured.

(iii)	Fairness of the procedures of the Transaction

It has been confirmed that Daido Kogyo, in its consideration of the Transaction, took the measures below to ensure the fairness of the procedures in the negotiation process regarding the Share Exchange.

In the period before entering into concrete negotiations regarding the terms and conditions of the Share Exchange, including the Share Exchange Ratio, Daido Kogyo established the Special Committee composed of special committee members whose independence from Tsubakimoto Chain and independence from the Transaction were ensured. It has been confirmed that the Special Committee received professional advice from SMBC Nikko Securities and AMT, as necessary, appropriately obtained information regarding the Transaction, and substantively participated in the negotiation process regarding the Share Exchange Ratio.

Daido Kogyo obtained professional advice etc. from external experts independent from the Companies such as SMBC Nikko Securities and AMT, and went through a process of careful consideration and decision making regarding the fairness of the procedures and appropriateness of the terms and conditions of the Transaction. Further, in Daido Kogyo’s decision-making process, no points of suspicion regarding fairness were found.

Disclosure in accordance with laws and regulations and timely disclosure rules of the TSE is planned to be made through timely disclosure of documents regarding the Share Exchange, and it can be said that shareholders of Daido Kogyo are provided with information necessary to make decisions from the perspective of the appropriateness of the terms and conditions of the Transaction etc. and whether, through the Transaction, the value of the corporate group after the acquisition (value of consideration shares) will improve over the medium- to long-term. Further, shareholders of Daido Kogyo who express dissent against the Share Exchange or the Share Exchange Ratio have appraisal rights (and the right to file a petition to determine the price based on such right) under the Companies Act; accordingly, it has been determined that measures to eliminate coercion have been taken.

In the Transaction, an “active” market check has not been implemented, but an indirect market check is in operation; accordingly, no points that raise suspicions regarding fairness from the perspective of market checks were found.

Taking the foregoing into consideration comprehensively, it can be said that Daido Kogyo has taken reasonable measures necessary to ensure the fairness of the Share Exchange and it has been determined that the fairness of the procedures for the Transaction has been ensured.

(ⅳ)	Whether, taking into account (i) to (iii) above, the Transaction is not deemed to be disadvantageous to the minority shareholders of Daido Kogyo

Taking (i) to (iii) above into consideration comprehensively, it has been determined that the Transaction is not deemed to be disadvantageous to the minority shareholders of Daido Kogyo.

(v)	Approval by all directors (including Audit and Supervisory Committee members) who have no interest in Daido Kogyo

At the meeting of Daido Kogyo’s Board of Directors held today, all members of the Board of Directors deliberated and unanimously resolved to implement the Share Exchange. There are no directors of Daido Kogyo who have interests in Tsubakimoto Chain.

4.	Outline of the companies that are parties to the Share Exchange
		Wholly-owning parent company resulting from the share exchange		Wholly-owned subsidiary company resulting from the share exchange
(1)	Name	Tsubakimoto Chain Co.		Daido Kogyo Co., Ltd.
(2)	Address	3-3 Nakanoshima 3-chome, Kita-ku, Osaka-shi, Osaka		i-197 Kumasakamachi, Kaga-shi, Ishikawa
(3)	Name and title of representative	Takatoshi Kimura, President and Representative Director		Hirofumi Araya, President and Representative Director
(4)	Description of business	Manufacture and sale of drive chains and conveyor chains, speed reducers, linear operating machines, timing chain systems for engines, and transport, sorting, storage systems, etc.		Manufacture and sale of power transmission and conveying related products (chains, conveyors), rim wheel-related products (rims, wheels, spokes bolts), and other products (assistive devices, etc.)
(5)	Stated capital	17,076 million yen (as of March 31, 2025)		3,536 million yen (as of March 31, 2025)
(6)	Date of incorporation	January 28, 1941		May 25, 1933
(7)	Number of issued shares	(Common stock) 106,213,279 shares (as of March 31, 2025)		(Common stock) 10,924,201 shares (as of March 31, 2025)
(8)	End of fiscal period	March 31		March 31
(9)	Number of employees	(Consolidated) 8,768 (as of March 31, 2025)		(Consolidated) 2,454 (as of March 31, 2025)
(10)	Major business partners	Tsubakimoto Kogyo Co., Ltd.		Honda Motor Co., Ltd.
(11)	Major banks	Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Resona Bank, Limited		Hokkoku Bank, Ltd., Mizuho Bank, Ltd. and MUFG Bank, Ltd.
(12)	Major shareholders and shareholding ratios (as of March 31, 2025)	The Master Trust Bank of Japan, Ltd. (trust account)	11.32%	IIDA, Co., Ltd.	6.98%
		Taiyo Life Insurance Company	8.90%	Hokkoku Bank, Ltd.	4.96%
		Tsubakimoto Chain shareholders’ association	4.75%	Nippon Life Insurance Company	2.71%
		STATE STREET BANK AND TRUST COMPANY505001 (Standing Proxy, Settlement & Clearing Services Division of Mizuho Bank, Ltd.)	4.10%	Kaga Shoko Y.K.	2.58%
		Nippon Life Insurance Company	4.03%	Mizuho Bank, Ltd.	2.55%
		Tsubakimoto Kogyo Co., Ltd.	3.39%	MUFG Bank, Ltd.	2.55%
		Sumitomo Mitsui Banking Corporation	2.93%	Mariko Araya	2.54%
		Custody Bank of Japan, Ltd. (trust account)	2.12%	LGT Bank Ltd. (Standing Proxy, MUFG Bank, Ltd.)	2.44%
		THE BANK OF NEW YORK, TREATY JASDEC ACCOUNT (Standing Proxy, Transaction Services Division of MUFG Bank Ltd.)	1.65%	PBG CLIENTS SG (Standing Proxy, Citibank N.A., Tokyo Branch)	2.39%
		The Nomura Trust and Banking Co., Ltd. (investment account)	1.53%	Custody Bank of Japan, Ltd. (trust account)	2.24%

(13)			Relationships between the Companies
Capital relationship

Tsubakimoto Chain holds 59,600 Daido Kogyo shares ( 0.55% of the total number of Daido Kogyo’s issued shares).

Daido Kogyo holds 80,400 Tsubakimoto Chain Shares ( 0.08% of the total number of Tsubakimoto Chain’s issued shares).

Personnel relationship	Not applicable
Business relationship	Tsubakimoto Chain and Daido Kogyo are in a business relationship involving the sale of certain products.
Status as related parties	Not applicable
(14)			Operating results and financial position for the past three years
Fiscal period	Tsubakimoto Chain (consolidated)			Daido Kogyo (consolidated)
	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2025	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2025
Consolidated net assets	226,582	260,559	262,162	32,276	36,685	36,787
Consolidated total assets	345,878	391,298	371,510	73,029	79,121	77,803
Consolidated net assets per share (yen)	6,059.46	7,207.24	(Note 1) 2,533.14	2,533.73	3,009.72	3,030.34
Consolidated net sales	251,574	266,812	279,193	55,054	56,041	57,515
Consolidated operating profit	18,985	21,262	22,854	1,379	227	1,382
Consolidated ordinary profit	20,958	23,450	25,332	1,652	778	1,434
Net profit (loss) attributable to shareholders of the parent company	13,742	18,551	22,122	(257)	342	1,192
Consolidated net profit (loss) per share (yen)	371.12	511.65	(Note 1) 212.65	(23.88)	32.55	116.65
Dividend per share (yen)	130.00	160.00	(Note 2) 240.00	15.00	15.00	25.00

(Unit: Unless otherwise specified, millions of yen)

(Note 1) Tsubakimoto Chain conducted a stock split at a ratio of three shares for every one share of common stock, with an effective date of October 1, 2024. The “Consolidated net assets per share” and “Consolidated net profit (loss) per share” for the fiscal year ending March 31, 2025 have been calculated assuming that the stock split was effective at the beginning of the fiscal year.

(Note 2) Tsubakimoto Chain conducted a stock split at a ratio of three shares for every one share of common stock, with an effective date of October 1, 2024. The “Dividend per share” for the fiscal year ending March 31, 2025 is stated without reflecting the impact of the stock split. If the stock split is taken into account, the “Dividend per share” for the fiscal year ending March 31, 2025 would be 99.00 yen for the interim dividend and 141.00 yen for the year-end dividend.

5.	Status after the Share Exchange
Wholly-owning parent company resulting from the share exchange
(1)	Name	Tsubakimoto Chain Co.
(2)	Address	3-3 Nakanoshima 3-chome, Kita-ku, Osaka-shi, Osaka
(3)	Name and title of representative	Takatoshi Kimura, President and Representative Director
(4)	Description of business	Manufacture and sale of drive chains and conveyor chains, speed reducers, linear operating machines, timing chain systems for engines, and transport, sorting, storage systems, etc.
(5)	Stated capital	17,076 million yen
(6)	End of fiscal period	March 31
(7)	Net assets	To be confirmed.
(8)	Total assets	To be confirmed.

6.	Summary of Accounting

In consolidated accounting of Tsubakimoto Chain, the Share Exchange will fall under an acquisition under the Accounting Standard for Business Combination, and the purchase method is expected to be applied. The amount of goodwill (or negative goodwill) arising from the Share Exchange has not been determined at this point.

7.	Future Outlook

The effects of the Share Exchange on the performance results for the fiscal years ending March 31, 2026 and beyond are currently under review. Notifications will be made promptly should there arise any necessity to revise performance forecasts of Tsubakimoto Chain or any matters that should be disclosed.

8.	Agreements between the company and its shareholders regarding governance
(1)	Content and purposes of such agreements

Tsubakimoto Chain and Daido Kogyo have agreed in the Business Integration Agreement that, for the purpose of preventing any acts that may materially affect the implementation of the Share Exchange or the Share Exchange Ratio, each party shall obtain the prior consent of the other party, except as otherwise provided, if it or its subsidiaries intends to implement any of the following matters during the period from the date of execution of the Business Integration Agreement to the effective date of the Share Exchange.

(i)	Amendments to the Articles of Incorporation and other important internal regulations
(ii)	Issuance of shares, equity interests, share options, or bonds with share options, and rights that enable the acquisition of shares or equity interests (“Shares, etc.”)
(iii)	Acquisition of treasury shares
(iv)	Disposal of treasury shares
(v)	Stock split or consolidation, or free allocation of shares or share options
(vi)	Merger, share exchange, share transfer, company split, partial share exchange, transfer or acquisition of all or a significant part of the business, or other similar acts

(vii)	Dividends of surplus profits
(viii)Transfer	of Shares, etc. of subsidiaries, acquisition, or other acts involving changes in subsidiaries
(ix)	Reduction, etc. in the amount of stated capital or reserves
(x)	Dissolution and liquidation
(xi)	Commencement of new businesses or withdrawal from existing businesses
(xii)	Borrowing, issuance of bonds, or other funding activities that involve the provision of security on assets of companies belonging to its group, or changes to the security conditions related thereto
(xiii)	Guarantees, assumption of obligation, submission of management guidance letters, or other similar debt-incurring acts, or changes to the terms and conditions thereof
(xiv)	Loans or investments
(xv)	To take or cause to be taken any action that may significantly affect the execution of the Share Exchange or the Share Exchange Ratio

(2)	Impact on governance

The Companies believe that the impact of the above agreements on the governance of the Companies will be minimal, as the period during which the prior consent of the other party is required for matters to be resolved at a shareholders’ meeting or a meeting of the Board of Directors is limited to the period from the date of execution of the Business Integration Agreement to the effective date of the Share Exchange.

End

Reference: Consolidated earnings forecast for the current period and consolidated results for the previous period

Tsubakimoto Chain

(Unit: Millions of yen)

	Consolidated net sales	Consolidated operating profit	Consolidated current profit	Net profit attributable to shareholders of the parent company
Earnings forecast for the current period (Fiscal year ending March 31, 2026)	290,000	21,500	23,000	20,000
Results for the previous period (Fiscal year ended March 31, 2025)	279,193	22,854	25,332	22,122

Daido Kogyo

(Unit: Millions of yen)

	Net sales	Operating profit	Current profit	Net profit attributable to shareholders of the parent company
Results for the previous period (Fiscal year ended March 31, 2025)	57,515	1,382	1,434	1,192